EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	January 30, 2014

Seabridge Gold continues support of education in Northwestern British Columbia with a second $100,000 contribution to trades training at Northwest Community College

VANCOUVER, Jan. 30, 2014 – Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) is proud to announce its second $100,000 donation to Northwest Community College (NWCC). This particular contribution will provide funding for NWCC’s new Intro to Trades 10 program offered in conjunction with the School Districts of Smithers, Terrace and Hazelton located in northwestern British Columbia, near where Seabridge’s proposed KSM Project is planned. Seabridge presented the cheque to Northwest Community College at a reception held during the Association for Mineral Exploration British Columbia’s Mineral Exploration Roundup Conference 2014 in Vancouver, B.C. on January 28.

“Resource development is crucial to our way of life in B.C., but we’re facing some challenges finding enough skilled tradespeople,” said Bill Bennett, Minister of Energy and Mines and Minister Responsible for Core Review. “Donations such as the one Seabridge just made to the Northwest Community College will help young British Columbians determine whether pursuing a trade in one of B.C.’s resource-based job markets is right for them.”

“Seabridge strongly supports education in the communities where we plan to operate. Our KSM Project is poised to make significant contributions to the B.C economy over its plus 50 year mine life including creating 6,500 full time jobs. We want as many of these jobs as possible to be filled by the people from our neighbouring communities. We know there will be challenges finding and retaining skilled workers so we are using our resources to help ensure that the local labour market is ready for us. This is the third education-focused donation we’ve made as we continue to advance our KSM Project,” said Rudi Fronk, Seabridge’s Chairman and CEO.

The KSM Project is located 65 km northwest of Stewart, B.C. Seabridge submitted the official Environmental Assessment and Environmental Impact Statement on January 31, 2013 and expects a decision mid-2014. Their latest donation will be used to introduce five trades to grade 10 students in Terrace, Hazelton and Smithers with the intention of increasing the number of local young people who elect to pursue these opportunities.

“At Northwest Community College we want to ensure youth are made aware of the exciting and rewarding career options available in the skilled trades. Our Intro to Trades 10 program gives youth the opportunity to learn about five trades in a meaningful way,” said Dave O’Leary, President and CEO of NWCC. “We are pleased with Seabridge’s continuing support. Because of their generous donation, we are able to further advance trades training in Northwest B.C.”

Northwest Community College has nine campuses in Northwestern B.C. from Houston in the East to Haida Gwaii in the west, serving 35 communities, 28 of them First Nations. Their School of Exploration and Mining in Smithers has been designated as a B.C. Centre of Training Excellence in Mining by the B.C. Government.

About Seabridge Gold Inc.

Seabridge holds a 100% interest in several North American gold projects. The company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For more information, visit www.seabridgegold.net.

Disclaimer

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the contribution of the KSM Project to the BC economy; (ii) the scale of employment and economic benefits of the KSM Project;  (iii) the expected mine life of the KSM Project; and (iv) the expected date of a decision on the EA/EIS Application.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the estimated economic spinoffs associated with the KSM Project; and (ii) the assumptions, estimates, forecasts and projections underlying the prefeasibility study prepared in respect of the KSM Project (see the Company’s news release of May 14, 2012). Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur,

Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net